FAS CORP.

**STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025 and 2024
WITH INDEPENDENT AUDITORS' REPORT**

Filed in accordance with
Rule 17a-5(e)(3)
as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
43536

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FAS Corp.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4747 W 135 Street, Suite 100

(No. and Street)

Leawood	KS	66224
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Cooper Krause	913-239-2300	ckrause@faswealthpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren

(Name – if individual, state last, first, and middle name)

505 N Murlen Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

09/29/2022	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Jacque Glenn , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FAS Corp. , as of March 2nd , 2026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Subscribed and sworn to before me, a Notary Public, this 2 day of March, 2026.

CRYSTAL WEAST
Notary Public, State of Kansas
My Appointment Expires
July 29, 2028

Notary Public   Crystal Weast

Signature:

Title:
Chief Compliance Officer, Principal

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FAS CORP.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2025 AND 2025
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

Independent Auditor's Report ……………………………………………………………………….. 1

Statements of Financial Condition ……………………………………………………………… 3

Notes to Financial Statements ……………………………………………………………… 4

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of FAS Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FAS Corp. as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of FAS Corp. as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of FAS Corp.'s management. Our responsibility is to express an opinion on FAS Corp.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FAS Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as FAS Corp.'s auditor since 2022.

Olathe, Kansas
March 2, 2026

FAS CORP.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025 AND 2024

	2025	2024
ASSETS		
Cash	$ 723,629	$ 665,157
Commissions receivable	4,384,595	3,739,625
Due from others	32,621	-
Prepaid expenses	27,625	28,419
TOTAL ASSETS	$ 5,168,470	$ 4,433,201
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts Payable	$ 4,453,457	$ 3,754,523
	4,453,457	3,754,523
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 10,000 shares authorized, 10,000 shares issued and 9,700 outstanding	10,000	10,000
Additional Paid in Capital	17,799	17,799
Treasury Stock, at cost	(87,870)	-
Retained earnings	775,084	650,879
TOTAL STOCKHOLDERS' EQUITY	715,013	678,678
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,168,470	$ 4,433,201

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

FAS Corp. (the Company) is a limited-activity broker-dealer incorporated in Kansas that is registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company deals exclusively in shares of investment companies and sales of variable life and variable annuity contracts. During 2025 two payors were the source of 80.43% of commissions revenue earned by the Company and 96.03% of the commission receivables due to the Company at December 31, 2025. Two independent representative groups received 99.00% of commissions expense paid by the Company for the year ending December 31, 2025.

Subsequent Events

The company incurred no events subsequent to the year ended December 31, 2025 or up to the date of these audited financial statements requiring disclosure in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue and Expense Recognition

Revenues and expenses in connection with variable product securities, specifically including trail commissions, are recorded on the accrual basis as transactions are completed.

Cash

Cash and cash equivalents consist of demand deposit accounts held at financial institutions and other highly

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS

liquid investments with original maturities of three months or less at the date of purchase.

Income Taxes

The Company, with the consent of its stockholders, has elected S corporation status under the Internal Revenue Code. Under its S election, individual stockholders report their respective shares of taxable income and deductions on their personal income tax returns. As a result, income taxes are not provided for in the accompanying financial statements. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service (IRS) for three years after the date filed, with the result that the years 2024, 2023, and 2022 remain open as of the date of these financial statements, although no returns have been selected for examination by the IRS. Management has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns with assistance from the Company's tax preparer to determine whether its tax positions are more likely than not to be sustained by applicable taxing authorities; likely tax positions are reported in these financial statements, and unlikely tax positions are not.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025 and 2024, the Company reported excess net capital of $314,198 and $323,209, respectively.

NOTE C - RELATED PARTY TRANSACTIONS

The Company leases office equipment, employs personnel and shares other operating expenses under the terms of a shared services agreement with FAS Wealth Partners, Inc. fka Financial Advisory Service, Inc. whereby the Company pays an annual overhead reimbursement expense, for the year 2025 the amount of the reimbursement was $203,378. The Company paid rent to M3 Development Company (a related party) rent expense in 2025 and 2024 of $20,000 and $24,000, respectively. The Company paid rent to M3 Development Company totaling $20,000 through October, at which time the building was sold. Subsequent to the sale, rent payments have been made to the new owner.

The Company purchases investment management services for the individual variable annuity contracts of its customers under the terms of an investment management services agreement with FAS Wealth Partners, Inc. fka Financial Advisory Service, Inc. FAS Wealth Partners, Inc. fka Financial Advisory Service, Inc is a related party in which ownership of each entity is common in owners, however, the individual ownership makeup may from time to time vary slightly from company to company. For the period of January 1, 2025 through December 31, 2025, the Company pays to FAS Wealth Partners, Inc. fka Financial Advisory Service, Inc. a management fee of $5,000 per month. For years ended December 31, 2025 and 2024, the Company incurred management fees of $60,000 and $60,000, respectively. At December 31, 2025 and 2024, the company owed management fees payable of $0 and $0, respectively.

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS

NOTE D - CONTINGENCIES

In the ordinary course of business, the Company may become party to material chargeback claims from variable product issuers. The Company maintains written agreements with its registered representatives that contain chargeback and set off provisions to recover amounts owed to product issuers from business produced by such representatives. During 2025, and as of December 31, 2025, and for the period through and including the date of these financial statements, the Company was not aware of any such material chargeback claims outstanding.

NOTE E - REVENUE RECOGNITION

Revenue from customers includes 1. Commission income from variable life and variable annuities, 2. mutual fund trail commission and 3. Miscellaneous income from E&O and supervision. The recognition and measurement of revenue is based upon the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time; how to allocate transactions where multiple performance obligations are identified; or when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and whether constraints on variable consideration should be applied due to uncertain future events.

	FY 2025		FY 2024	
Revenue				
Commission Income Annuity and Life	$ 36,420,354	99.73%	$ 35,753,637	99.72%
Mutual Fund Income Trail	172	0.00%	563	0.00%
E&O and Compliance Income	100,048	0.27%	101,058	0.28%
	$ 36,520,574	100.00%	$ 35,855,258	100.00%

Commission revenue from variable life and variable annuity sales are recognized on the date of the transaction or in the case of a trail commission, the date in which asset based commissions are calculated by the issuer. A corresponding payables to registered representatives are recognized in the same manner, on the date of the transaction. Any new contributions to existing contracts are treated in the same manner as an asset based trail commission. For the year 2025, this source of revenue accounted for 99.73% of the revenue for the company.

Commission revenue from mutual fund sales and trail commission are recorded in the period in which the issuer calculates the asset based trail commission.

Revenue from E&O insurance and various compliance income sources are amounts paid by outside registered representatives of the company to offset the overall cost of E&O insurance and costs of compliance. The company does not consider this a primary source of revenue and is deemed immaterial to the overall revenue of the company.

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS

NOTE F - SINGLE REPORTABLE SEGMENT

FAS Corp is a limited-activity broker-dealer incorporated in Kansas, registered with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company exclusively engages in the distribution of shares of investment companies and the sales of variable life and variable annuity contracts. These activities form the core of FAS Corp's business operations.

The President of FAS Corp serves as the chief operating decision maker (CODM), and primarily utilizes net income as a key metric to evaluate the performance of the Company, particularly during the forecasting process to manage its overall operations. Additionally, the CODM relies on excess net capital (as outlined in Note B and Schedule I) for operational decision-making, such as determining whether to reinvest profits, allocate capital for future initiatives, or distribute dividends. While net income is the primary metric for performance evaluation, excess net capital plays a critical role in ensuring capital adequacy and making strategic operational decisions.

FAS Corp's operations are classified as a single operating segment and, consequently, represent a single reportable segment. This is due to the fact that the CODM manages the Company as a whole, using consolidated information to make decisions and assess performance, without distinguishing between the different activities within the broker-dealer business. The accounting policies for measuring profit and loss align with the Company's summary of significant accounting policies.

For the year 2025, FAS Corp derived 80.43% of its commission revenue from just two payors, and 96.03% of its commission receivables were due from the same two payors as of December 31, 2025.

NOTE G - RISKS AND UNCERTAINTIES

In 2020, the World Health Organization declared the spread of Coronavirus Disease (COVIC-19) a worldwide pandemic. The COVID-19 pandemic is having significant effects on global markets, supply chains, businesses, and communities. Specific to the Organization, COVID-19 did not have a long-term significant impact on the operations, revenue sources or financial results during the fiscal year 2022. Management believes the Organization has and will continue to take, as warranted, appropriate actions to mitigate any adverse impact to the Organizations operations, trail commission revenue and ultimately financial condition. As the COVID-19 pandemic continues into year 2025, the future impact of COVID-19 is unknown, however, as of the date of the financial statements. Management believes the COVID-19 pandemic will not have a significant long-term impact on the Organizations operations or financial status for the year 2025. Worldwide events related to the COVID-19 pandemic could alter Management's opinion, at which time Management will continue to navigate through any unforeseen events.